UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number:  001-38067

Verona Pharma plc

(Exact Name of Registrant as Specified in Its Charter)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 10, 2018, Kenneth Newman, M.D. tendered his resignation as the Chief Medical Officer of Verona Pharma plc (the “Company”), which will be effective on April 30, 2018.

On April 11, 2018, the Company issued a press release announcing Dr. Newman’s resignation, which is furnished herewith as Exhibit 1.

EXHIBIT INDEX

Exhibit No.	Description

1	Press Release, dated April 11, 2018, of Verona Pharma plc

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: April 18, 2018	By:	/s/ Jan-Anders Karlsson
		Name:	Jan-Anders Karlsson, Ph.D.
		Title:	Chief Executive Officer

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